Exhibit 99.1

PRESS RELEASE

PicPay Clarifies Media Reports Regarding Investigation in Brazil’s Federal District

PicS N.V. (“PicPay” or the “Company”) (NASDAQ: PICS) in connection with recent news reported in the media, hereby informs its shareholders and the market in general as follows:

Following recent media reports about an investigation in Brazil’s Federal District into alleged improper payroll deductions affecting public servants, PicPay clarifies that the product in question enabled employees to access wages they had already earned but not yet received. This product was not a payroll loan or a traditional credit product.

Under this model, employees could request early access to a portion of their earned wages. Funds were made available immediately and when the employer processed the regular payroll payment, the amount advanced was settled with the employee receiving the remaining net salary balance.

This product offered to public servants in the Federal District represented a very small portion of PicPay’s overall operations, generating approximately BRL 9 million in total accumulated revenues.

PicPay remains committed to operating in compliance with applicable laws and regulations and continues to cooperate with the relevant authorities as appropriate.

São Paulo, June 22, 2026.

André Cazotto

Investor Relations, Strategy and M&A Officer